FARFETCH ANNOUNCES APPOINTMENT OF CHIEF FINANCIAL OFFICER

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Tim Stone joins the company and will assume the CFO role effective September 1, 2023
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Brings more than two decades of experience in senior financial and CFO roles from Amazon.com, Inc., and Ford Motor Company

LONDON, U.K., August 1, 2023 – Farfetch Limited (NYSE: FTCH) (“Farfetch” or the “Company”), the leading global platform for the luxury fashion industry, today announces that Tim Stone has joined the Company and will become Chief Financial Officer effective September 1, 2023. Mr. Stone succeeds Elliot Jordan whose departure was announced in February. After a handover period, including the reporting of FARFETCH’s second quarter 2023 results scheduled for August 17, 2023, Mr. Jordan will leave the Company on August 31, 2023.

Mr. Stone brings vast experience from marketplace and technology platform businesses to his role at FARFETCH. He spent more than 20 years in senior finance roles at Amazon.com, including as Chief Financial Officer for the AWS, Devices and Digital Content businesses. In addition, he was CFO for Ford Motor Company.

José Neves, Founder, Chairman and CEO, FARFETCH, said:

“I am delighted to welcome Tim to the Company. His more than two decades of experience in helping shepherd a leading consumer marketplace with a focus on delivering profitable, sustainable growth are an ideal match for this next chapter of FARFETCH’s trajectory. This is very much a period of execution at FARFETCH and he will help ensure that we deliver the best possible financial performance in the years ahead.

Once again, I offer my heartfelt thanks to Elliot for all his contributions and wish him all the very best in his future endeavours.”

Tim Stone, Chief Financial Officer, FARFETCH, said:

“This is a wonderful time to be joining FARFETCH. The company is successfully leading the digitization of the luxury fashion industry, putting it at the heart of a long-term, global growth market. With a focus on our customers and industry partners, profitable growth, and operational execution, we are well positioned to drive free cash flow generation. I am grateful to José for the opportunity to join the team and look forward to many years of success together.”

ENDS

Forward-Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our future financial performance and our expectations in relation to the management change discussed herein, as well as statements that include the words “expect,” “plan,” “aim,” “enable,” “believe,” or the negative of these terms and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to the important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) for the fiscal year ended December 31, 2022, as such factors may be updated from time to time in our other filings with the SEC, accessible on the SEC’s website at www.sec.gov and on our website at http://farfetchinvestors.com. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

About Farfetch

Farfetch Limited is the leading global platform for the luxury fashion industry. Founded in 2007 by José Neves for the love of fashion, and launched in 2008, Farfetch began as an e-commerce marketplace for luxury boutiques around the world. Today, the Farfetch Marketplace connects customers in over 190 countries and territories with items from more than 50 countries and over 1,400 of the world’s best brands, boutiques and department stores, delivering a truly unique shopping experience and access to the most extensive selection of luxury on a global platform. Farfetch’s additional businesses include Browns and Stadium Goods, which offer luxury products to consumers, and New Guards Group, a platform for the development of global fashion brands. Farfetch offers its broad range of consumer-facing channels and enterprise level solutions to the luxury industry under its Luxury New Retail initiative. The Luxury New Retail initiative also encompasses Farfetch Platform Solutions, which services enterprise clients with e-commerce and technology capabilities, and Future Retail, which develops innovations such as our Connected Retail solutions.

For more information, please visit www.farfetchinvestors.com. We use this investor website as a means of disclosing material, non-public information. Accordingly, investors should monitor such website, in addition to following our press releases, SEC filings and public conference calls and webcasts. Investors may also receive email alerts and other information about us by enrolling their email address under the “Investor Resources” tab of our investor site. We have included our website address in this release solely for informational purposes, and the information contained on our website is not incorporated by reference in this release.

Contacts

Investor Relations Contact:
Alice Ryder
VP Investor Relations
IR@farfetch.com

Media Contacts:

Susannah Clark
Executive VP, Communications
susannah.clark@farfetch.com
+44 7788 405224

Brunswick Group
farfetch@brunswickgroup.com
US: +1 (212) 333 3810
UK: +44 (0) 207 404 5959